Exhibit 99.1



                            VIVENDI UNIVERSAL S.A.

    OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING NOTES LISTED BELOW
         FOR AGGREGATE CONSIDERATION NOT TO EXCEED E1,000,000,000 AND
                             CONSENT SOLICITATION

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 24, 2004, UNLESS EXTENDED OR EARLIER TERMINATED BY VIVENDI UNIVERSAL S.A. IN ITS SOLE DISCRETION (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE"). HOLDERS (AS DEFINED BELOW) MUST BOTH VALIDLY TENDER, AND NOT WITHDRAW, THEIR NOTES (AS DEFINED BELOW), AND VALIDLY CONSENT (AS DEFINED BELOW) TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW), ON OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JUNE 8, 2004, UNLESS EXTENDED OR EARLIER TERMINATED BY VIVENDI UNIVERSAL S.A. IN ITS SOLE DISCRETION (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "CONSENT DATE"), TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION (AS DEFINED BELOW). HOLDERS MUST BOTH VALIDLY TENDER, AND NOT WITHDRAW, THEIR NOTES, AND VALIDLY CONSENT TO THE PROPOSED AMENDMENTS ON OR PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE TO BE ELIGIBLE TO RECEIVE THE PURCHASE PRICE (AS DEFINED BELOW). HOLDERS WHO DESIRE TO TENDER THEIR NOTES MUST CONSENT TO THE PROPOSED AMENDMENTS AND HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES.

     Vivendi Universal S.A., a societe anonyme organized under the laws of the Republic of France ("Company", "we" or "us") hereby offers (the "Tender Offer") to purchase for aggregate cash consideration not to exceed E1,000,000,000 (the "Maximum Tender Amount") any and all of its outstanding 9.25% Senior Notes due 2010 (the "9.25% Notes"), U.S. dollar-denominated 6.25% Senior Notes due 2008 (the "6.25% Dollar Notes"), 9.50% Senior Notes due 2010 (the "9.50% Notes" and, together with the 9.25% Notes, the "2010 Notes") and euro-denominated 6.25% Senior Notes due 2008 (the "6.25% Euro Notes" and, together with the 6.25% Dollar Notes, the "2008 Notes" and the 2008 Notes and 2010 Notes together, the "Notes," and each of the 2008 and 2010 Notes, a "series" of Notes) upon the terms and subject to the conditions set forth in this Consent Solicitation and Offer to Purchase (the "Offer to Purchase") and the accompanying Consent and Letter of Transmittal (collectively, the "Offer Documents"). The Notes will be purchased according to the Acceptance Priority Level (as defined below) as set forth in the table below. All Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted. The following table sets forth certain information to be used in determining the consideration payable in respect of each $1,000 principal amount, or E1,000 principal amount, as the case may be, of each series of Notes tendered, as more fully described herein:

                                                      OUTSTANDING
                                        TITLE OF       PRINCIPAL      ACCEPTANCE    PURCHASE   CONSENT          TOTAL
          CUSIP/ISIN NO.                SECURITY         AMOUNT     PRIORITY LEVEL  PRICE(1)   PAYMENT (1)  CONSIDERATION (1)
          --------------                --------         ------     --------------  --------   -----------  -----------------
92852EAA3/                        9.25% Senior Notes  $935,000,000        1         $1,140.00   $30.00        $1,170.00
US92852EAA38; F7063CAF 3/         due 2010
USF7063CAF35);
92852EAG0/
US92852EAG08;

9285EAE5/                         6.25% Senior Notes  $975,000,000        2         $1,015.00   $30.00        $1,045.00
US92852EAE59;                     due 2008
F7063CAL0/
USF7063CAL03;
92852EAH8/
US92852EAH80

XS0165785766;                     9.50% Senior Notes  E325,000,000        3         E1,160.00   E30.00        E1,190.00
XS0165785683;                     due 2010
XS0173797803

XS0172035924;                     6.25% Senior Notes  E500,000,000        4         E1,042.50   E30.00        E1,072.50
XS0172035841;                     due 2008
XS0181803916
(1) Per $1,000 principal amount, or E1,000 principal amount, as the case may be.

     Concurrently with the Tender Offer, we are soliciting (the "Solicitation" and together with the Tender Offer, the "Offer") consents (the "Consents") from Holders of the Notes to amendments to and waivers under the Indenture dated as of April 8, 2003, between the Company and The Bank of New York, as Trustee, as amended as of November 21, 2003 (the "2010 Indenture"), governing the 2010 Notes and the Indenture dated as of July 10, 2003, between the Company and The Bank of New York, as Trustee, as amended as of November 21, 2003 (the "2008 Indenture" and, together with the 2010 Indenture, the "Indentures" and each an "Indenture"), governing the 2008 Notes, that will eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indentures (the "Proposed Amendments"). A Consent purporting to consent to only some of the Proposed Amendments will not be valid. The Proposed Amendments with respect to a series of Notes will only become effective if the Company has received the Requisite Consents (as defined below) with respect to such series and the Proposed Amendments with respect to a series of Notes will only become operative if the Company has sufficient funds to purchase all Notes of a series validly tendered and not withdrawn. If the Company does not have sufficient funds to purchase all validly tendered Notes of a series for which the Requisite Consents have been obtained, those Consents will become void and the Proposed Amendments with respect to the series will become null and void. The Consent Payment is not conditioned upon the adoption of the Proposed Amendments with respect to any series of Notes, and the Tender Offer is not conditioned upon the receipt of the Requisite Consents.

     Our obligation to accept for payment, and pay for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction of the General Conditions (as defined below) as set forth in this Offer to Purchase and the accompanying Consent and Letter of Transmittal. The Offer is not conditioned on any minimum amount of Notes being tendered.

     Any questions or requests for assistance may be directed to the Dealer Managers at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. All actions necessary in connection with the Offer can be carried out during normal business hours on any business day at, and copies of the Offer Documents are available from, Global Bondholder Services Corporation (the ''Information Agent'') at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase, as well as, at each of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), or Clearstream Banking, societe anonyme ("Clearstream, Luxembourg" and together with Euroclear, the "Clearing Systems" and each a "Clearing System").

                    THE DEALER MANAGERS FOR THE OFFER ARE:

        BANC OF AMERICA SECURITIES LLC              JPMORGAN

                                 MAY 25, 2004

     THIS OFFER TO PURCHASE AND THE ACCOMPANYING CONSENT AND LETTER OF TRANSMITTAL CONTAIN OR INCORPORATE BY REFERENCE IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     The consideration offered to each registered holder of Notes (each a "Holder" and, collectively, the "Holders") for each $1,000 principal amount, or each E1,000 principal amount, as the case may be, of each series of Notes (the "Purchase Price") shall be the price set forth next to the corresponding series of Notes under the heading "Purchase Price" in the table above.

     Each Holder that validly tenders (and does not validly withdraw) its Notes and delivers its Consents on or prior to 5:00 p.m., New York City time, on the Consent Date (as defined below) shall receive the total consideration set forth next to the corresponding series of Notes under the heading "Total Consideration" in the table above (the "Total Consideration"), which amount includes the Purchase Price and a payment in an amount as set forth next to the corresponding series of Notes under the heading "Consent Payment" in the table above (the "Consent Payment"), subject to the terms and conditions set forth in this Offer to Purchase. Holders who validly tender their Notes and deliver their Consents after the Consent Date and on or prior to 12:00 midnight, New York City time, on the Expiration Date will receive the Purchase Price payable for that series of Notes validly tendered, but not the Consent Payment, subject to the terms and conditions set forth in this Offer to Purchase. In each case, Holders that validly tender their Notes and deliver their Consents shall receive accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date, payable on the Settlement Date. The "Settlement Date" is the date of payment of the Purchase Price, or the Total Consideration, as the case may be, in respect of any Notes that are validly tendered (and not validly withdrawn) and Consents that are delivered on or prior to 12:00 midnight, New York City time, on the Expiration Date, and is expected to promptly follow the Expiration Date, unless the Offer is extended by the Company. No tenders or Consents will be valid if submitted after 12:00 midnight, New York City time, on the Expiration Date.

     The Maximum Tender Amount pursuant to the Offer is E1,000,000,000. Notes that are validly tendered (and not withdrawn) on or prior to the Expiration Date may be subject to proration if the Maximum Tender Amount is exceeded and will be purchased by the Company in accordance with a priority of series (the "Acceptance Priority Level") as set forth in the table above. The Company has the right to increase the Maximum Tender Amount, in its sole discretion, at any time. The Offer is not conditioned on any minimum amount of Notes being tendered.

     Adoption of the Proposed Amendments to the 2010 Indenture requires the Consent of at least a majority in aggregate principal amount of the 2010 Notes then outstanding (the "Requisite Consents"); provided, that the Proposed Amendments will not be adopted if the Company does not have sufficient funds to purchase all of the 2010 Notes validly tendered and not withdrawn. The 9.25% Notes and the 9.50% Notes vote together as a class for purposes of adopting the Proposed Amendments.

     Adoption of the Proposed Amendments to the 2008 Indenture requires the Consent of at least a majority in aggregate principal amount of the 2008 Notes then outstanding; provided, that the Proposed Amendments will not be adopted if the Company does not have sufficient funds to purchase all of the 2008 Notes validly tendered and not withdrawn. The 6.25% Dollar Notes and the 6.25% Euro Notes vote together as a class for purposes of adopting the Proposed Amendments.

     If the Proposed Amendments are adopted and the Offer is consummated, the Notes that are not validly tendered, or that are not accepted for purchase pursuant to such Offer (other than by reason of proration as a result of the Maximum Tender Amount), will remain outstanding, but will be subject to the terms of the applicable Indenture as modified by the applicable Supplemental Indenture (as defined below) described under, "Proposed Amendments." If the Requisite Consents are received with respect to a series of Notes and a Holder does not properly tender Notes of such series pursuant to the Offer or such Notes are withdrawn and not properly retendered or such Holder's Consent is either not properly delivered or is revoked and not properly redelivered, the Proposed Amendments will be effective as to such Holder's Notes of such series that are not purchased pursuant to the Offer. ADOPTION OF THE PROPOSED AMENDMENTS MAY HAVE ADVERSE CONSEQUENCES FOR ANY HOLDER WHO DOES NOT VALIDLY TENDER NOTES PURSUANT TO THE OFFER. As a result of the adoption of the Proposed Amendments with respect to a series of Notes, Holders of outstanding Notes of such series will no longer be entitled to the benefit of substantially all of the restrictive covenants, certain events of default and related provisions presently contained in the applicable Indenture. In addition, the trading market for any Notes not properly tendered pursuant to the Offer is likely to be significantly more limited in the future if the Offer is consummated. See "Certain Significant Considerations," and "Proposed Amendments."

     After the Expiration Date, the Company may also (i) from time to time, acquire any Notes not tendered and accepted for purchase pursuant to the Offer (through redemption, open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise), upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration, or
(ii) seek to defease or satisfy and discharge the Indentures. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company may choose to pursue in the future.

     HOLDERS WHO TENDER NOTES PURSUANT TO THE OFFER ARE OBLIGATED TO CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE ENTIRE PRINCIPAL AMOUNT OF NOTES TENDERED BY SUCH HOLDERS. HOLDERS MAY NOT DELIVER CONSENTS IN THE SOLICITATION WITHOUT TENDERING THE RELATED NOTES IN THE OFFER AND MAY NOT REVOKE SUCH CONSENTS WITHOUT WITHDRAWING THE PREVIOUSLY TENDERED NOTES TO WHICH SUCH CONSENTS RELATE.

     The Company and the Trustee under the Indentures intend to execute and make effective a supplemental indenture (each, a "Supplemental Indenture") to each of the Indentures providing for the Proposed Amendments on or promptly after the Consent Date. Although the Supplemental Indenture with respect to each Indenture will be effective promptly after the Consent Date, the Proposed Amendments to the Indentures will not become operative unless and until all validly tendered Notes issued under such Indenture are accepted for purchase by the Company pursuant to the Offer, which is expected to occur promptly after the Expiration Date.

     Holders who validly tender Notes pursuant to the Offer on or prior to the Consent Date may withdraw such Notes at any time on or prior to the Consent Date. Holders who validly deliver Consents pursuant to the Offer may withdraw such Consents at any time prior to the time at which the Supplemental Indenture relating to such series of Notes becomes effective. For a revocation of a Consent to be valid, such revocation must comply with the procedures set forth in, "Withdrawal of Tenders, Revocation of Consents and Absence of Appraisal Rights." Any valid revocation of Consents on or prior to the Consent Date will be deemed a withdrawal of the related Notes previously tendered pursuant to the Offer. If, prior to the Consent Date, the Offer is amended in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Consent Date for a period deemed by the Company to be adequate to permit Holders to withdraw their Notes and revoke their Consents. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least ten business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Consent Date for any other reason. Once tendered, Notes may not be withdrawn after the Consent Date, even if the Company decides, in its sole discretion to increase the Maximum Tender Amount. See, "Withdrawal of Tenders, Revocation of Consents and Absence of Appraisal Rights."

     NOTWITHSTANDING ANY OTHER PROVISION OF THE OFFER, THE COMPANY'S OBLIGATION TO ACCEPT FOR PURCHASE, AND TO PAY FOR, NOTES VALIDLY TENDERED PURSUANT TO THE OFFER IS CONDITIONED UPON SATISFACTION OR WAIVER OF THE GENERAL CONDITIONS. THE COMPANY, IN ITS SOLE DISCRETION, MAY WAIVE ANY OF THE CONDITIONS OF THE OFFER IN WHOLE OR IN PART, AT ANY TIME OR FROM TIME TO TIME. SEE, "CONDITIONS TO THE OFFER."

     IN THE EVENT THAT THE OFFER IS WITHDRAWN OR OTHERWISE NOT COMPLETED, THE TOTAL CONSIDERATION, THE CONSENT PAYMENT OR THE PURCHASE PRICE, AS THE CASE MAY BE, WILL NOT BE PAID OR BECOME PAYABLE TO HOLDERS OF NOTES WHO HAVE VALIDLY TENDERED THEIR NOTES AND DELIVERED CONSENTS IN CONNECTION WITH SUCH OFFER. IN ANY SUCH EVENT, THE NOTES PREVIOUSLY TENDERED PURSUANT TO SUCH OFFER WILL BE PROMPTLY RETURNED TO THE TENDERING HOLDER AND THE PROPOSED AMENDMENTS WILL NOT BECOME OPERATIVE.

     THIS OFFER TO PURCHASE HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

NEITHER THE COMPANY, NOR THE DEALER MANAGERS MAKE ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES AND DELIVER CONSENTS IN RESPONSE TO THE OFFER. EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER NOTES AND DELIVER CONSENTS AND, IF SO, AS TO HOW MANY NOTES TO TENDER AND CONSENTS TO DELIVER.

     Holders of Notes should take note of the following dates in connection with the Offer:

           DATE               CALENDAR DATE                             EVENT
           ----               -------------                             -----
Consent Date...............5:00 p.m., New York         The last day for Holders to tender Notes and
                           City time, on Tuesday,      deliver Consents pursuant to the Offer in
                           June 8, 2004 unless         order to be eligible to receive the Total
                           extended by the Company     Consideration.
                           in its sole discretion.


Withdrawal Date............5:00 p.m.,
                           New York City time, on      The last day for Holders to validly withdraw
                           Tuesday, June 8, 2004       tendered Notes, except as described under the
                           unless extended by the      caption "Withdrawal of Tenders, Revocation of
                           Company in its sole         Consents and Absence of Appraisal Rights." A
                           discretion.                 valid withdrawal of Notes or revocation of
                                                       Consents will result in the Holder not being
                                                       eligible to receive either the Total
                                                       Consideration or the Purchase Price.

Expiration Date............12:00 midnight,             The last day for Holders to tender Notes and
                           New York City time          deliver Consents pursuant to the Offer in
                           on Thursday, June 24,       order to be eligible to receive the Purchase
                           2004, unless extended       Price.
                           by the Company in its
                           sole discretion.

Settlement Date............This date will promptly     Payment of the Purchase Price, or the Total
                           follow the Expiration       Consideration, as the case may be, for all
                           Date.                       Notes validly tendered and Consents delivered
                                                       and not revoked on or prior to the Expiration
                                                       Date.

                               TABLE OF CONTENTS

                                                                             PAGE
Important Information........................................................  v
Documents Incorporated by Reference.......................................... vi
Available Information........................................................ vi
Forward-Looking Statements................................................... vi
Summary......................................................................  1
Purpose of the Offer.........................................................  4
Certain Significant Consequences.............................................  4
The Tender Offer and Solicitation............................................  7
Maximum Tender Amount and Acceptance Priority................................  8
Proposed Amendments..........................................................  8
Expiration Date; Extension; Amendment and Termination........................ 10
Acceptance of Notes for Purchase and Payment for Notes....................... 10
Procedures for Tendering Notes and Delivering Consents....................... 11
Withdrawal of Tenders, Revocation of Consents and Absence of Appraisal Rights 15
Conditions to the Offer...................................................... 16
Market and Trading Information............................................... 17
Material U.S. Federal Income Tax Considerations.............................. 17
Dealer Managers; Information Agent and Tender Agent.......................... 19
Miscellaneous................................................................ 19

                             IMPORTANT INFORMATION

     In order to validly tender the Notes and deliver the Consents, a Holder should, in the case of a beneficial owner whose Notes are held in book-entry form, request such beneficial owner's Custodian to effect the transaction for such beneficial owner under the procedures for book-entry delivery set out in this Offer to Purchase. Only registered holders of Notes are entitled to tender Notes. A BENEFICIAL OWNER WHOSE NOTES ARE REGISTERED IN THE NAME OF A CUSTODIAN MUST CONTACT SUCH CUSTODIAN IF SUCH BENEFICIAL OWNER DESIRES TO TENDER NOTES WITH RESPECT TO NOTES SO REGISTERED. See "Procedures for Tendering Notes."

     The Depository Trust Company ("DTC") has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes and deliver the related Consents as if they were Holders. To effect such a tender, DTC participants should either (i) complete and sign the Consent and Letter of Transmittal (or a facsimile), have the signature guaranteed if required by the terms of the Consent and Letter of Transmittal, and send or deliver the Consent and Letter of Transmittal (or a facsimile) and follow the procedure for book-entry transfer set forth in, "Procedures for Tendering Notes and Delivering Consents" or (ii) transmit their acceptance to DTC through the DTC Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in, "Procedures for Tendering Notes and Delivering Consents." A beneficial owner of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes and deliver the related Consents on the beneficial owner's behalf. See, "Procedures for Tendering Notes and Delivering Consents."

     If you are a beneficial owner and hold Notes through the Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), or Clearstream Banking, societe anonyme ("Clearstream, Luxembourg") and wish to tender Notes and deliver Consents you must instruct Euroclear or Clearstream, Luxembourg to block the account in respect of the tendered Notes in accordance with the procedures established by Euroclear or Clearstream, Luxembourg. The submission to the relevant Clearing System of a valid electronic acceptance instruction by a Holder in accordance with the procedures described below, resulting in the blocking of Notes in the relevant Clearing System upon receipt, will be deemed to constitute the tender of Notes by such Holder. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.

     There are no guaranteed delivery provisions provided by the Company in conjunction with the Offer under the terms of this Offer or any of the other Offer Documents. Holders must tender their Notes in accordance with the procedures set forth under "Procedures for Tendering Notes and Delivering Consents."

     THIS OFFER DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOTES IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE SECURITIES OR "BLUE SKY" LAWS. THE DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR, IN THE CASE OF INFORMATION INCORPORATED HEREIN BY REFERENCE, SUBSEQUENT TO THE DATE THEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR INCORPORATED HEREIN BY REFERENCE OR IN ANY ATTACHMENTS HERETO OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS RESPECTIVE SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF.

     The Notes not being listed in France, neither this Offer to Purchase nor any other offering material has been submitted to the clearance procedures of the French Autorite des marches financiers (AMF). The Notes have not been offered and will not be offered, directly or indirectly, to the public in France and the Offer will be made in the Republic of France only to qualified investors (investisseurs qualifies) as defined and in accordance with Articles L.411-1 and L.411-2 of French Code monetaire et financier and Decree no 98-880 dated October 1st, 1998 relating to offers to qualified investors. Furthermore, the Offer to Purchase or any other offering material relating to any Notes will not be distributed or caused to be distributed other than to those investors to whom offers of Notes may be made as described above.

     The documents relating to the Offer have not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa (CONSOB) and are not directed to investors resident in Italy. No interests in the Notes are being offered, sold, purchased or delivered, no consent is being solicited and neither the documents relating to the Offer nor any other offering or publicity material relating to the offer described in this press release or the Notes is or will be distributed to holders of the Notes who are Italian residents or who are located in Italy by the

Company or either of the Dealer Managers or any other person acting on its or their behalf. Accordingly, holders of the Notes are hereby notified that, to the extent such holders are Italian residents or are located in Italy, the Offer is not available to them and, as such, any electronic acceptance instruction or any other acceptance instruction in whatever form received from such persons shall be void.

                      DOCUMENTS INCORPORATED BY REFERENCE

     Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, has been filed with the Securities and Exchange Commission and is incorporated by reference in this Offer to Purchase.

     All documents that we file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration or termination of the Offer shall be deemed to be incorporated by reference in this Offer to Purchase and to be a part hereof from the date of filing of such documents.

     Any statement contained in this Offer to Purchase or incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any documents and reports we file pursuant to Sections 13(a) or 15(d) of the Exchange Act after the date of this Offer to Purchase modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                            Vivendi Universal S.A.
                           42, avenue de Friedland
                              75008 Paris France

                         Attention: Investor Relations
                           Telephone: 33-1-7171-1000

                             AVAILABLE INFORMATION

     We are subject to the periodic reporting requirements of the Exchange Act, and, in accordance therewith, we file annual and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference room in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available on our web site at www.vivendiuniversal.com and at the web site of the Securities and Exchange Commission at www.sec.gov.

                          FORWARD-LOOKING STATEMENTS

     This offer to purchase, including the documents incorporated by reference hererin, contains forward-looking statements. The words "will," "may," "designed to," "outlook," "believes," "should," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and amendment thereto under the headings "Management's Discussion and Analysis" and "Risk Factors." Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements are those described in "Risk Factors." We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

     THIS OFFER TO PURCHASE AND THE CONSENT AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER, OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGERS.

                                    SUMMARY

     The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. The following summary is qualified in its entirely by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase. Initially capitalized terms not otherwise defined in this summary have the meanings assigned to them elsewhere in this Offer to Purchase.

                                   THE OFFER

The Company.......................       Vivendi Universal S.A., a French societe anonyme

The Notes.........................       9.50% Senior Notes due 2010
                                         6.25% U.S. Dollar-Denominated Senior Notes due 2008
                                         6.25% Euro-Denominated Senior Notes due 2008
                                         9.25% Senior Notes due 2010

Purpose of the Tender Offer and          The purpose of the Offer is to acquire, for aggregate cash consideration
   the Solicitation...............       not to exceed E1,000,000,000, any and all of the Notes and to eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indenture related to each series of Notes.

The Tender Offer..................       The Company is offering to purchase, for aggregate cash consideration not to exceed E1,000,000,000, upon the terms and subject to the conditions set forth in the Offer Documents, any and all of its outstanding Notes validly tendered and not withdrawn on or prior to the Expiration Date. Each Holder who tenders
                                         Notes pursuant to the Offer is obligated to Consent to the Proposed Amendments.

The Solicitation..................       Upon the terms and subject to the conditions set forth in the Offer Documents, the Company is soliciting the Consents of Holders of the Notes to the Proposed
                                         Amendments to the Indentures. Holders may not deliver Consents without tendering their Notes in the Offer.

Requisite Consents................       The Consent of Holders of at least a majority in aggregate principal amount of the 2010 Notes or the 2008 Notes, as the case may be, excluding for such purposes any Notes owned by the Company or any of its affiliates. If the
                                         Company does not have sufficient funds to purchase all tendered Notes of a series for which the Requisite Consents have been obtained, those Consents will become void and the Proposed Amendments with respect to the series will become null and void. The Consent Payment is not conditioned upon the adoption of the
                                         Proposed Amendments with respect to any series of Notes, and the Tender Offer is not conditioned upon the receipt of the Requisite Consents.

Proposed Amendments...............       The Proposed Amendments will eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the
                                         Indentures. See, "Proposed Amendments."

Purchase Price and Total                 The Purchase Price for each $1,000 principal amount, or E1,000 principal
   Consideration..................       amount, as the case may be, of each series of Notes that is tendered is:

                                         9.50% Senior Notes due 2010                            $1,140.00

                                         6.25% U.S. Dollar-Denominated Senior Notes due 2008    $1,015.00

                                         9.25% Senior Notes due 2010                            E1,160.00

                                         6.25% Euro-Denominated Senior Notes due 2008           E1,042.50

                                                           1




                                         Each Holder that validly tenders (and does not withdraw) its Notes and validly
                                         Consents after 5:00 p.m., New York City time, on the Consent Date and on or prior to 12:00 midnight, New York City time, on the Expiration Date, shall receive the Purchase Price.

                                         Each Holder that validly tenders (and does not withdraw) its Notes and validly
                                         Consents on or prior to 5:00 p.m., New York City time, on the Consent Date shall receive the Total Consideration for each $1,000 principal amount, or
                                         E1,000 principal amount, as the case may be, of each series of Notes that is tendered of:

                                         9.50% Senior Notes due 2010                            $1,170.00

                                         6.25% U.S. Dollar-Denominated Senior Notes due 2008    $1,045.00

                                         9.25% Senior Notes due 2010                            E1,190.00

                                         6.25% Euro-Denominated Senior Notes due 2008           E1,072.50

                                         (which includes the Consent Payment for each $1,000 principal amount, or E1,000 principal amount, as the case may be, of each series of Notes that is tendered of:

                                         9.50% Senior Notes due 2010                            $30.00

                                         6.25% U.S. Dollar-Denominated Senior Notes due 2008    $30.00

                                         9.25% Senior Notes due 2010                            E30.00

                                         6.25% Euro-Denominated Senior Notes due 2008           E30.00

                                         Each Holder shall receive accrued and unpaid interest on such $1,000 or E1,000 principal amount of Notes accepted for payment up to, but not including, the
                                         Settlement Date.

Acceptance Priority Level.........       The Company will purchase Notes in accordance with the numerical priority order
                                         (the "Acceptance Priority Level") that follows:

                                         9.50% Senior Notes due 2010                            1

                                         6.25% U.S. Dollar-Denominated Senior Notes due 2008    2

                                         9.25% Senior Notes due 2010                            3

                                         6.25% Euro-Denominated Senior Notes due 2008           4

                                         All Notes tendered having a higher Acceptance Priority Level will be accepted before any tendered Notes having a lower Acceptance Priority Level are accepted. After we have accepted all Notes tendered having a higher Acceptance
                                         Priority Level than a particular series, if the remaining portion of the
                                         Maximum Tender Amount is adequate to purchase some but not all of that particular series, we will prorate the amount of Notes that we will purchase in that series, based on the aggregate principal amount tendered with respect to that series. The Maximum Tender Amount may be increased by the Company, in its sole discretion.

Expiration Date...................       The Offer will expire at 12:00 midnight, New York City time, on Thursday, June 24,
                                         2004, unless extended by us in our sole discretion. The term "Expiration Date"
                                         means such time and date or, if the Offer is extended, the latest time and date to which the Offer is so extended. See "Expiration Date; Extension; Amendment and Termination."

Conditions of the Offer...........       Consummation of the Offer is conditioned upon satisfaction of all conditions

                                                           2




                                         set forth in "Conditions to the Offer" (the "General Conditions").

Withdrawal Rights.................       Notes tendered before 5:00 p.m., New York City time, on the Withdrawal Date may be validly withdrawn at any time up until such time on the Withdrawal Date.
                                         NOTES TENDERED AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE MAY NOT
                                         BE VALIDLY WITHDRAWN; PROVIDED, HOWEVER, THAT CONSENTS TENDERED MAY BE VALIDLY
                                         REVOKED PRIOR TO THE TIME AT WHICH THE SUPPLEMENTAL INDENTURE RELATING TO SUCH
                                         SERIES OF NOTES BECOMES EFFECTIVE. HOWEVER, IF A CONSENT IS REVOKED, THE HOLDER
                                         WILL NOT BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT FOR THOSE NOTES. SEE
                                         "WITHDRAWAL OF TENDERS, REVOCATION OF CONSENTS AND ABSENCE OF APPRAISAL
                                         RIGHTS." A valid revocation of delivered Consents on or prior to the Consent
                                         Date shall be deemed a valid revocation of the tender of the Notes. In addition, tendered Notes and delivered Consents may be validly withdrawn if the
                                         Offer is terminated without any Notes having been purchased thereunder. In the event of a termination of the Offer prior to the Expiration Date, the Notes tendered and Consents delivered pursuant to the Offer will be promptly returned to the tendering Holders.

Procedures for Tendering Notes           See "Procedures for Tendering Notes and Delivering Consents."  For further
   and Delivering Consents........       information, call the Dealer Managers or the Information Agent at the telephone numbers set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Untendered Notes..................       Notes not tendered and purchased pursuant to the Offer will remain outstanding.
                                         If the Requisite Consents are received with respect to a series of Notes and all of the Proposed Amendments become operative pursuant to the Supplemental
                                         Indenture related to such series of Notes, the Notes in that series will no longer have the benefits of the restrictive covenants, certain events of default and related provisions that will be eliminated from the Indenture related to such series of Notes by the Proposed Amendments. In addition, as a result of the consummation of the Offer, the aggregate principal amount of each series of Notes outstanding will be significantly reduced, which may adversely affect the liquidity of and, consequently, the market price for the Notes of such series, if any, that remain outstanding after consummation of the Offer.

Acceptance for Payment and               Upon the terms of the Offer and upon satisfaction or waiver of the
     Payment for Notes;                  conditions thereto, the Company will accept for purchase Notes validly
     Acceptance of Consents............  tendered (and not properly withdrawn) on or prior to the Expiration Date, pursuant to the Offer. Only Holders who validly tender Notes and deliver
                                         Consents on or prior to the Consent Date (and do not withdraw such tender and revoke such Consent on or prior to the such date) will receive the Total
                                         Consideration. Holders who validly tender their Notes and deliver Consents after the Consent Date but on or prior to the Expiration Date will receive the
                                         Purchase Price but will not receive the Consent Payment. Payment of the Total
                                         Consideration or the Purchase Price for each series of Notes, as applicable, for Notes validly tendered and accepted for purchase, will be made by deposit of such amounts with the Tender Agent, who, in each case, will act as agent for the tendering and consenting Holders for the purpose of receiving payments from the Company and transmitting such payments to the tendering and consenting
                                         Holders. Such payments are expected to be made on the Settlement Date, promptly following the acceptance of the Notes by the Company pursuant to the Offer.

                                                           3




Settlement Date...................       The Settlement Date is the date of payment of the Purchase Price, or the Total
                                         Consideration, as the case may be, in respect of any Notes that are validly tendered and not validly withdrawn prior to 12:00 midnight, New York City time, on the Expiration Date, and will be promptly following the Expiration Date. We reserve the right to accept for purchase and pay for all Notes validly tendered on or prior to the Expiration Date and to keep the Offer open or extend the
                                         Consent Date or Expiration Date to a later date and time announced by us and may waive all conditions to the Offer (other than proper tender) for Notes tendered on or prior to the Expiration Date. See "Acceptance of Notes for
                                         Purchase and Payment for Notes."

Material Tax Considerations.......       For a discussion of material tax considerations of the Offer applicable to
                                         Holders, see "Material Tax Considerations."

Certain Significant Consequences..       For a discussion of certain consequences in deciding whether to participate in the Offer, see below under "Certain Significant Consequences."


Dealer Managers......................... Banc of America Securities LLC and J.P. Morgan Securities Inc.

Information Agent....................... Global Bondholder Services Corporation

Tender Agent............................ The Bank of New York, London Branch and
                                         The Bank of New York, New York

Luxembourg Tender Agent................. Bank of New York (Luxembourg) S.A.

Trustee for the Notes................... 9.50% Senior Notes due 2010                            The Bank of New York

                                         6.25% U.S. Dollar-Denominated Senior Notes due 2008    The Bank of New York

                                         9.25% Senior Notes due 2010                            The Bank of New York

                                         6.25% Euro-Denominated Senior Notes due 2008           The Bank of New York


Additional Documentation; Further
   Information; Assistance.............. Any questions or requests for assistance concerning the Offer may be directed to the Dealer Managers at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this
                                         Offer to Purchase and the Consent and Letter of Transmittal may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of the Indentures may also be directed to the Information Agent. Beneficial owners may also contact their Custodian for assistance concerning the Offer.

                             PURPOSE OF THE OFFER

   The principal purpose in making this Offer is for us to acquire any and all of the Notes and to eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indenture related to each series of such Notes for aggregate cash consideration not to exceed E1,000,000,000.

   The Board of Directors of the Company (the "Board") has approved this Offer. However, the Board is not making any recommendation to the Holders as to whether to tender or refrain from tendering all or any portion of the Notes or to deliver or refrain from delivering any Consents. Each Holder must decide whether to tender Notes or deliver Consents, and if tendering or delivering, the amount of Notes to tender or Consents to deliver. The Holders are urged to review carefully all of the information contained or incorporated by reference in this Offer to Purchase.

                       CERTAIN SIGNIFICANT CONSEQUENCES

     In deciding whether to participate in the Offer, each Holder should consider carefully, in addition to the other information contained or incorporated by reference in this Offer to Purchase, the following risks and consequences.

RISKS TO NON-TENDERING HOLDERS OF NOTES AND HOLDERS OF NOTES TENDERED BUT NOT ACCEPTED FOR PAYMENT

EFFECTS OF THE PROPOSED AMENDMENTS.

     If the Proposed Amendments become operative with respect to a series of Notes, the Notes of such series that are not tendered and purchased pursuant to the Offer will remain outstanding and will be subject to the terms of the Indenture pursuant to which such Notes were issued as modified by the applicable Supplemental Indenture. As a result of the adoption of the Proposed Amendments to such Indenture, substantially all of the material restrictive covenants, certain events of default and related provisions contained in the applicable Indenture will be eliminated and Holders of such series of Notes not tendered will no longer be entitled to the benefits of such covenants, events of default and related provisions. The elimination of these covenants and other provisions will permit the Company to take certain actions previously prohibited that could increase the credit risks with respect to the Company, adversely affect the market price and credit rating of the remaining Notes or otherwise be materially adverse to the interests of Holders, which would otherwise not have been permitted pursuant to such Indenture, including, without limitation, the incurrence of certain indebtedness, the payment of certain dividends and other payments and making certain investments. See "Proposed Amendments."

LIMITED TRADING MARKET

     To the extent that Notes are traded, prices for the Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. In addition, quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders of Notes are urged to contact their brokers to obtain the best available information as to current market prices. To the extent that Notes are tendered and accepted in the Offer, the trading market for the Notes would become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not tendered or not purchased may be affected adversely to the extent that the principal amount of Notes tendered pursuant to the Offer reduces the float. The reduced float may also tend to make the trading price more volatile. Holders of Notes not tendered or not purchased may attempt to obtain quotations for their Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Offer. The extent of the public market for the Notes following consummation of the Offer will depend upon, among other things, the remaining outstanding principal amount of Notes after the Offer, the number of Holders of such Notes remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms and other factors. We do not intend to create or sustain a market for any Notes that remain outstanding following consummation of the Offer.

SUBSEQUENT REPURCHASE OF THE NOTES

     The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the Expiration Date through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms that may or may not be equal to the Total Consideration or the Purchase Price, or to exercise any of its rights under the Indentures.

INVESTMENT RISK

     The Notes that remain outstanding upon consummation of the Offer will remain obligations of the Company with regard to payments of principal, interest and premium, if any. As such, the Notes will continue to be subject to risks relating to the Company, including without limitation, risks of liquidity, creditworthiness, results of operation, legal proceedings, bankruptcy, liquidation and reorganization, as well as risks related to the Notes. Noteholders should consider those risks related to the Company and/or the Notes that are contained in any document that is incorporated by reference in this Offer to Purchase

RISKS TO HOLDERS OF NOTES TENDERED IN THE OFFER

EFFECTS OF PRORATION

The Offers are not conditioned upon any minimum level of participation. We will not be able to definitively determine whether an Offer is oversubscribed or what the effects of proration may be with respect to any particular series until after the Expiration Date has passed. Therefore, you will not be able to withdraw tenders of your Notes at the time we establish the amount of Notes of any particular series to be purchased.

OFFER IS SUBJECT TO CERTAIN CONDITIONS

The consummation of the Offer is subject to the satisfaction of several conditions. See "Conditions to the Offer." There can be no assurance that such conditions will be met or that, in the event the Offer is not consummated, the market value and liquidity of the applicable Notes will not be materially adversely affected.

VALUATION RISK

The consideration offered to purchase the Notes does not reflect any independent valuation of the Notes and does not take into account events or changes in financial markets (including interest rates) after the commencement of the Offer. We have not obtained or requested a fairness opinion from any banking or other firm as to the fairness of the consideration offered for the Notes. If you tender your Notes, you may or may not receive more or as much value than if you choose to keep them.

                     THE TENDER OFFER AND THE SOLICITATION

     The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Tender Offer and the Solicitation.

INTRODUCTION

     We hereby offer, upon the terms and subject to the conditions set forth in the Offer Documents, to purchase for aggregate cash consideration not to exceed E1,000,000,000, any and all of our outstanding Notes that are validly tendered (and not withdrawn) to the Tender Agent on or prior to the Expiration Date for the consideration as described below. We will accept tenders of Notes in principal amounts of $1,000 (or E1,000, as the case may be) or integral multiples thereof.

PURCHASE PRICE AND TOTAL CONSIDERATION

     The Purchase Price, the Consent Payment and the Total Consideration for each $1,000 or E1,000 principal amount of each series of Notes validly tendered and accepted for payment pursuant to the Offer shall be payable in cash as follows:

         TITLE OF                 OUTSTANDING         PURCHASE     CONSENT PAYMENT         TOTAL
         SECURITY               PRINCIPAL AMOUNT      PRICE(1)           (1)           CONSIDERATION (1)
         --------               ----------------      --------           ---           -----------------
9.25% Senior Notes due 2010       $935,000,000       $1,140.00       $30.00              $1,170.00
6.25% Senior Notes due 2008       $975,000,000       $1,015.00       $30.00              $1,045.00
9.50% Senior Notes due 2010       E325,000,000       E1,160.00       E30.00              E1,190.00
6.25% Senior Notes due 2008       E500,000,000       E1,042.50       E30.00              E1,072.50

(1) Per $1,000 principal amount, or E1,000 principal amount, as the case may be.

     Holders who tender their Notes on or prior to 5:00 p.m., New York City time, on the Consent Date will receive the Total Consideration on the Settlement Date, subject to the terms and conditions set forth in this Offer to Purchase. Holders who tender their Notes after 5:00 p.m., New York City time, on the Consent Date and on or prior to 12:00 p.m., New York City time, on the Expiration Date will receive the Purchase Price on the Settlement Date, subject to the terms and conditions set forth in this Offer to Purchase. We will also pay all accrued and unpaid interest up to, but not including, the Settlement Date, on all tendered Notes accepted for payment. The Settlement Date will be promptly following the Expiration Date.

     Adoption of the Proposed Amendments to an Indenture requires the Consents of the Holders of at least a majority of the then aggregate outstanding principal amount of the Notes issued thereunder, excluding for such purposes any Notes owned by the Company or any of its affiliates. The delivery of a Consent by a Holder of Notes will constitute a consent to all of the Proposed Amendments with respect to the Indenture pursuant which such Notes were issued. If the Requisite Consents are satisfied with respect to a series of Notes which is subject to proration, those Consents will become void and the Proposed Amendments with respect to that series will become null and void. The Consent Payment is not conditioned upon the adoption of the Proposed Amendments with respect to that series of Notes.

    HOLDERS MAY NOT DELIVER A CONSENT WITHOUT TENDERING THE NOTES TO WHICH SUCH CONSENT RELATES IN THE OFFER, AND MAY NOT REVOKE A CONSENT ON OR PRIOR TO THE CONSENT DATE WITHOUT WITHDRAWING THE PREVIOUSLY TENDERED NOTES TO WHICH SUCH CONSENT RELATES. HOLDERS MAY NOT WITHDRAW PREVIOUSLY TENDERED NOTES ON OR PRIOR TO THE CONSENT DATE WITHOUT REVOKING THE PREVIOUSLY DELIVERED CONSENTS TO WHICH SUCH TENDER RELATES. NOTES TENDERED ON OR PRIOR TO THE CONSENT DATE MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE CONSENT DATE, BUT NOT THEREAFTER.

     The Company and the Trustee under each Indenture intend to execute a Supplemental Indenture with respect to each Indenture promptly after the Consent Date (assuming the Requisite Consents are obtained), but the Proposed Amendments with respect to each Indenture will not become operative unless and until the Notes issued thereunder are accepted for purchase by the Company pursuant to the Offer, which is expected to occur promptly after the Expiration Date. If the Offer is terminated or withdrawn, or the Notes are not accepted for purchase by the

Company pursuant to the Offer, the Supplemental Indenture for the Indenture pursuant to which such Notes were issued will become null and void, and no Purchase Price, Consent Payment or Total Consideration will be paid or payable with respect to the Offer for such Notes. If any tendered Notes are not purchased pursuant to the Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC or the relevant Clearing System from which such Notes were delivered) unless otherwise requested by such Holder under "Special Delivery Instructions" in the Consent and Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

     IF THE REQUISITE CONSENTS ARE RECEIVED AND THE PROPOSED AMENDMENTS HAVE BECOME OPERATIVE WITH RESPECT TO A SERIES OF NOTES, SUCH PROPOSED AMENDMENTS WILL BE BINDING ON ALL NON-TENDERING HOLDERS OF SUCH SERIES OF NOTES. ACCORDINGLY, CONSUMMATION OF THE OFFER AND THE ADOPTION OF THE PROPOSED AMENDMENTS MAY HAVE ADVERSE CONSEQUENCES FOR HOLDERS OF SUCH SERIES OF NOTES WHO ELECT NOT TO TENDER IN THE OFFER. SEE "CERTAIN SIGNIFICANT CONSIDERATIONS."

                 MAXIMUM TENDER AMOUNT AND ACCEPTANCE PRIORITY

     The Company will purchase Notes in accordance with the numerical priority order that follows:

        9.50% Senior Notes due 2010                             1
        6.25% U.S. Dollar-Denominated Senior Notes due 2008     2
        9.25% Senior Notes due 2010                             3
        6.25% Euro-Denominated Senior Notes due 2008            4

     All Notes tendered having a higher Acceptance Priority Level will be accepted before any tendered Notes having a lower Acceptance Priority Level are accepted.

     If Notes are validly tendered and not withdrawn such that the principal amount tendered in the Offer exceeds the Maximum Tender Amount for the Offer, we will accept for payment only the Maximum Tender Amount and we will purchase Notes in accordance with the Acceptance Priority Level for the Offer (in numerical priority order). Therefore, all Notes tendered having a higher Acceptance Priority Level will be accepted before any tendered Notes having a lower Acceptance Priority Level are accepted. After we have accepted all Notes tendered having a higher Acceptance Priority Level than a particular series, if the remaining portion of the Maximum Tender Amount is adequate to purchase some but not all of that particular series, we will prorate the amount of Notes that we will purchase in that series, based on the aggregate principal amount tendered with respect to that series. In that event, Notes of any other series with a lower Acceptance Priority Level than the prorated series will not be accepted for payment. To the extent practicable, we intend to determine after the Consent Date whether, based on the amount of Notes tendered with a higher Acceptance Priority Level, it is likely that one or more series will not be accepted due to its Acceptance Priority Level, given the Maximum Tender Amount. If we determine in our sole discretion that a particular series will under no circumstances be accepted due to its Acceptance Priority Level, we intend to promptly return tendered Notes of that series to the Holders thereof.

     The Maximum Tender Amount may be increased by the Company at any time, in its sole discretion.

                              PROPOSED AMENDMENTS

     If you tender any 2010 Notes you will, by the act of tendering, be consenting to the following Proposed Amendments to the 2010 Indenture pursuant to which the 2010 Notes were issued. If you tender any 2008 Notes you will, by the act of tendering, be consenting to the following Proposed Amendments to the 2008 Indenture pursuant to which the 2008 Notes were issued.

     Deletion of Covenants in Articles 4 and 5 of each of the 2010 Indenture and the 2008 Indenture. The Proposed Amendments would eliminate the following restrictive covenants in each of the 2010 Indenture and the 2008 Indenture, and would make certain other changes in the 2010 Indenture and the 2008 Indenture of a technical or conforming nature, including the deletion of certain definitions and the elimination of certain cross-references:

SECTION REFERENCE IN EACH OF
THE 2010 INDENTURE AND THE
2008 INDENTURE                           DESCRIPTION OF PROVISION
----------------------------    --------------------------------------------------------------
Section 4.02                    Maintenance of Office or Agency
Section 4.03                    Reports
Section 4.04                    Compliance Certificate
Section 4.05                    Taxes
Section 4.06                    Stay, Extension and Usury Laws
Section 4.07                    Restricted Payments
Section 4.08                    Dividend and Other Payment Restrictions Affecting Subsidiaries
Section 4.09                    Incurrence of Indebtedness and Issuance of Preferred Stock
Section 4.10                    Asset Sales
Section 4.11                    Transactions with Affiliates
Section 4.12                    Liens
Section 4.13                    Business Activities
Section 4.14                    Corporate Existence
Section 4.15                    Offer to Repurchase Upon Change of Control
Section 4.16                    Limitation on Sale and Leaseback Transactions
Section 4.17                    Payment for Consents
Section 4.18                    Designation of Restricted and Unrestricted Subsidiaries
Section 4.19                    Limitation on Guarantees of Indebtedness by Restricted
                                Subsidiaries
Section 4.20                    Anti Layering
Section 5.01                    Merger, Consolidation, or Sale of Assets
Section 5.02                    Successor Corporation Substituted

    Waiver of Application of Section 4.17. The Proposed Amendments would waive the application of Section 4.17 to the Offer, which relates to the payment of consent fees, in order to permit the Tender Offer and the Solicitation to be consummated in accordance with the terms set forth in this Offer to Purchase.

    Amendment to Section 6.01 of each of the 2010 Indenture and the 2008 Indenture. The Proposed Amendments would delete in their entirety the Events of Default set forth in clauses (3), (4), (5), (6), (7) and (8) of Section 6.01(a) in each of the 2010 Indenture and the 2008 Indenture, and would make certain other changes in each of the 2010 Indenture and the 2008 Indenture of a technical or conforming nature, including the deletion of certain definitions and the elimination of certain cross-references.

    The Proposed Amendments to the 2010 Indenture constitute a single proposal and a consenting Holder must consent to such Proposed Amendments as an entirety and may not consent selectively with respect to certain of such Proposed Amendments. The Proposed Amendments to the 2008 Indenture constitute a single proposal and a consenting Holder must consent to such Proposed Amendments as an entirety and may not consent selectively with respect to certain of such Proposed Amendments.

    IF THE PROPOSED AMENDMENTS ARE ADOPTED WITH RESPECT TO THE 2010 INDENTURE OR THE 2008 INDENTURE AND THE OFFER WITH RESPECT TO THE RELATED SERIES OF NOTES IS CONSUMMATED, NOTES ISSUED PURSUANT TO SUCH INDENTURE THAT ARE NOT TENDERED, OR THAT ARE NOT ACCEPTED FOR PURCHASE PURSUANT TO THE OFFER, WILL REMAIN OUTSTANDING, BUT WILL BE SUBJECT TO THE TERMS OF SUCH INDENTURE AS MODIFIED BY THE RELATED SUPPLEMENTAL INDENTURE. IF THE PROPOSED AMENDMENTS BECOME OPERATIVE, THE RESTRICTIVE COVENANTS ALONG WITH THE EVENTS OF DEFAULT AND RELATED PROVISIONS OF SUCH INDENTURE WILL BE SUBSTANTIALLY LESS RESTRICTIVE AND WILL AFFORD LESS PROTECTION TO HOLDERS THAN THOSE COVENANTS AND PROVISIONS CURRENTLY SET FORTH IN SUCH INDENTURE.

   Adoption of the Proposed Amendments to the 2010 Indenture requires the Consent of at least a majority in principal amount of the 2010 Notes then outstanding; provided, that the Proposed Amendments will not be adopted if the Company does not have sufficient funds to purchase all of the 2008 Notes tendered. The 9.25% Notes and the 9.50% Notes vote together as a class for purposes of adopting the Proposed Amendments.

    Adoption of the Proposed Amendments to the 2008 Indenture requires the Consent of at least a majority in principal amount of the 2008 Notes then outstanding; provided, that the Proposed Amendments will not be adopted if the Company does not have sufficient funds to purchase all of the 2008 Notes tendered. The 6.25% Dollar Notes and the 6.25% Euro Notes vote together as a class for purposes of adopting the Proposed Amendments.

     The valid tender by a Holder of Notes pursuant to the Offer will be deemed to constitute the giving of a Consent by such Holder to the Proposed Amendments. The Company will not accept Consents from Holders who are not tendering their Notes pursuant to the Offer.

             EXPIRATION DATE; EXTENSION; AMENDMENT AND TERMINATION

     The Offer will expire at 12:00 midnight, New York City time, on Thursday, June 24, 2004, unless extended by us in our sole discretion. In the event the Offer is extended, the terms "Expiration Date" with respect to such extended Offer shall mean the time and date on which the Offer, as so extended, shall expire. We expressly reserve the right to extend the Offer from time to time or for such period or periods as it may determine in our sole discretion by giving oral (to be confirmed in writing) or written notice of such extension to the Tender Agent and by making a public announcement by press release at or prior to 9:00 a.m., New York City time, on the next business day following the Expiration Date, as the case may be. During any extension of the Offer, all Notes previously tendered and not accepted for purchase will remain subject to the Offer and may, subject to the terms and conditions of the Offer, be accepted for purchase by us.

     To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, to at any time (i) waive any condition to the Offer (except that the receipt of the Requisite Consents is required by each Indenture for approval of the Proposed Amendments and may not be waived),
(ii) amend any of the terms of the Offer, including the Maximum Tender Amount or (iii) modify the Purchase Price or Total Consideration, provided that in the case of (iii) the Offer will remain open for at least 10 business days. Any waiver, amendment, modification or extension of the Offer will apply solely to the applicable issue or issues of Notes to which such waiver, amendment, modification or extension expressly relates, and not to any other issue or issues.. If we make a material change in the terms of the Offer or waive a material condition of the Offer, we will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Tender Agent and will disseminate additional Offer Documents and will extend the Offer to the extent required by law. We expressly reserve the right, in our sole discretion, to terminate the Offer at any time. In the event that we terminate the Offer, we shall give immediate notice thereof to the Tender Agent, and all Notes theretofore tendered and not accepted for payment shall be returned promptly to the tendering Holders thereof. In the event that the Offer is withdrawn or otherwise not completed, neither the Total Consideration nor the Purchase Price will be paid or become payable. See "Withdrawal of Tenders and Absence of Appraisal Rights" and "Conditions of the Offer."

    If the Company extends the Offer, or if, for any reason (whether before or after any Notes have been accepted for purchase), the acceptance for payment of, or the payment for, Notes is delayed or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company's rights under the Offer, the Tender Agent may retain tendered Notes on behalf of the Company, and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described in, "Withdrawal of Tenders and Revocation of Consents." However, the ability of the Company to delay the payment for Notes that the Company has accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer.

           ACCEPTANCE OF NOTES FOR PURCHASE AND PAYMENT OF THE NOTES

   Upon the terms and subject to the conditions of the Offer, we will accept for purchase, no later than promptly after the Expiration Date, Notes validly tendered pursuant to the Offer (or defectively tendered, if such defect has been waived by us) and not validly withdrawn upon the satisfaction or waiver of the conditions to the Offer specified herein under "Conditions of the Offer." We expressly reserve the right, in our sole discretion, to delay acceptance for purchase of Notes tendered under the Offer or the payment for Notes accepted for purchase (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the termination or withdrawal of a tender offer), or to terminate the Offer and not accept for purchase any Notes not theretofore accepted for purchase, if any of the conditions set forth under "Conditions of the Offer" shall not have been satisfied or waived by us or in order to comply in whole or in part with any applicable law. In all cases, payment for Notes accepted for purchase pursuant to the Offer will be made only after timely receipt by the Tender Agent of certificates representing the Notes (or confirmation of book-entry transfer thereof), a properly completed and duly executed Consent and Letter of Transmittal related thereto (or a facsimile thereof or satisfaction of DTC's ATOP procedures or the procedures of Euroclear and Clearstream, Luxembourg) and any other documents required thereby.

     For purposes of the Offer, we will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes, if such defect has been waived by us) if, as and when we give oral (confirmed in writing) or written notice thereof to the Tender Agent. Payment for Notes accepted for purchase in the Offer on or prior to the Settlement Date will be made by us by depositing such payment with the Tender Agent, which will act as agent for the tendering Holders for the purpose of receiving the Purchase Price and Consent Payment, and transmitting the Purchase Price and, if applicable, the Consent Payment (and accrued and unpaid interest up to, but not including, the relevant Settlement Date) to such Holders. Upon the terms and subject to the conditions of the Offer, delivery by the Tender Agent of the Total Consideration and the Purchase Price, as the case may be, shall be made on the Settlement Date for Notes that have been validly delivered and not validly withdrawn on or prior to the Consent Date or the Expiration Date, as the case may be.

     Tenders of Notes pursuant to the Offer will be accepted only in principal amounts equal to $1,000 or E1,000, or any integral multiple thereof. If, for any reason, acceptance for purchase of, or payment for, validly tendered Notes pursuant to the Offer is delayed or we are unable to accept for purchase, or to pay for, validly tendered Notes pursuant to the Offer, then the Tender Agent may, nevertheless, on our behalf, retain tendered Notes, without prejudice to our rights described under "Expiration Date; Extension; Amendment and Termination," "Conditions of the Offer" and "Withdrawal of Tenders and Absence of Appraisal Rights" (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the termination or withdrawal of a tender offer). If any tendered Notes are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Notes than those which are tendered, certificates evidencing unpurchased Notes will be returned, without expense, to the tendering Holder, unless otherwise requested by such Holder under "Special Delivery Instructions" in the Consent and Letter of Transmittal (or, in the case of any Notes tendered by book-entry transfer into the Tender Agent's account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedures set forth under the caption "Procedures for Tendering Notes-Book-Entry Transfer," such Notes will be credited to the account maintained at the Book-Entry Transfer Facility from which such Notes were delivered), promptly following the Expiration Date or the termination of the Offer.

     We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our respective affiliates, the right to purchase all or any portion of the Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for their Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the Offer. Holders whose Notes are tendered and accepted for purchase pursuant to the Offer will be entitled to accrued and unpaid interest on their Notes up to, but not including, the Settlement Date. UNDER NO CIRCUMSTANCES WILL ANY ADDITIONAL INTEREST BE PAYABLE BECAUSE OF ANY DELAY IN THE TRANSMISSION OF FUNDS TO THE HOLDERS OF PURCHASED NOTES OR OTHERWISE.

     Tendering Holders of Notes purchased in the Offer will not be obligated to pay brokerage commissions, fees or transfer taxes with respect to the purchase of their Notes unless the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on a Consent and Letter of Transmittal has been completed, as described in the Instructions thereto. We will pay all other charges and expenses in connection with the Offer. See "Dealer Managers; Information Agent and Tender Agent" and "Miscellaneous."

            PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

     The tender of Notes pursuant to the Offer and in accordance with the procedures described below will constitute (i) a tender of the Notes and (ii) delivery of the Consents. The method of tendering Notes and delivering the Consent and Letter of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message (as defined below) transmitted through ATOP or electronic acceptance transmitted through any Clearing System, is at the election and risk of the person tendering Notes and delivering the Consent and Letter of Transmittal and, except as otherwise provided in the Consent and Letter of Transmittal, delivery will be deemed made only when actually received by the Tender Agent. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the Expiration Date, as applicable, to permit delivery to the Tender Agent on or prior to such date.

TENDER OF NOTES

     The tender by a Holder of Notes (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and the Consent and Letter of Transmittal.

     The procedures by which Notes may be tendered by beneficial owners who are not registered Holders will depend upon the manner in which the Notes are held.

TENDER OF NOTES HELD IN PHYSICAL FORM

     The Trustee has informed the Company that all Holders hold the Notes through DTC or Clearing System accounts and there are no Notes in physical form. If you believe that you are holding a Note in physical form, please contact the Dealer Managers for the appropriate procedures with regard to tendering such Notes. If any Notes are held in physical form, such Notes could be tendered to the Tender Agent or the Luxembourg Tender Agent at the addresses identified on the back cover of this Offer to Purchase.

TENDER OF NOTES HELD THROUGH A CUSTODIAN

     Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes should contact the registered Holder promptly and instruct such Holder to tender Notes on such beneficial owner's behalf. A Letter of Instructions is enclosed in the materials provided along with this Offer to Purchase, which may be used by a beneficial owner in this process to instruct the registered Holder to tender Notes. Any beneficial owner of Notes held through DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which that beneficial owner's Notes are held in DTC to tender on that beneficial owner's behalf. If such beneficial owner wishes to tender such Notes and himself, such beneficial owner must, prior to completing and executing the Consent and Letter of Transmittal and delivering such Notes, either make appropriate arrangement to register ownership of the Notes in such beneficial owner's name (if permitted) or otherwise follow the procedures described below. The transfer of record ownership (if permitted) may take considerable time.

TENDER OF NOTES HELD THROUGH DTC

     To effectively tender Notes that are held through DTC, DTC participants should either (i) properly complete and duly execute the Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with any other documents required by the Consent and Letter of Transmittal, and mail or deliver the Consent and Letter of Transmittal and such other documents to the Tender Agent or (ii) electronically transmit their acceptance through ATOP (and thereby tender Notes), for which the transaction will be eligible. Upon receipt of such Holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message to the Tender Agent for its acceptance. Delivery of tendered Notes must be made to the Tender Agent pursuant to the book-entry delivery procedures set forth below.

     The method of delivery of Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message transmitted through ATOP, is at the election and risk of the person tendering the Notes and delivering the Letters of Transmittal and, except as otherwise provided in the Consent and Letter of Transmittal, delivery will be deemed made only when actually received by the Tender Agent.

     Except as provided below, unless the Notes being tendered are deposited with the Tender Agent on or prior to the Consent Date or the Expiration Date, as the case may be (accompanied by a properly completed and duly executed Consent and Letter of Transmittal or a properly transmitted Agent's Message), the Company may, at its option, treat such tender as defective for purposes of the right to receive the Total Consideration or the Purchase Price, as applicable. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.

BOOK-ENTRY DELIVERY PROCEDURES

     The Tender Agent will establish accounts with respect to the Notes at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Tender Agent's account in accordance with DTC's ATOP. However, although delivery of Notes may be effected through book-entry transfer into the Tender Agent's account at DTC, the Consent and Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Tender Agent at one or more of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, in connection with the tender of such Notes. Delivery of documents to DTC does not constitute delivery to the Tender Agent. The confirmation of a book-entry transfer into the Tender Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Tender Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participants in DTC described in that Agent's Message, stating the aggregate principal amount of Notes that have been tendered by those participants under the Offer have thereby been delivered and that those participants have received this Offer to Purchase and the Consent and Letter of Transmittal and agree to be bound by the terms of this Offer to Purchase and the Consent and Letter of Transmittal and the Company may enforce that agreement against those participants.

SIGNATURE GUARANTEES

     Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a "Medallion Signature Guarantor"), unless the Notes tendered are tendered and delivered (i) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Consent and Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"). If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal or if Notes not accepted for purchase or not tendered are to be returned to a person other than the registered Holder, then the signature on the Consent and Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above.

TENDER OF NOTES HELD THROUGH EUROCLEAR AND CLEARSTREAM, LUXEMBOURG

     The submission to a Clearing System of a valid electronic acceptance instruction by a Holder in accordance with the procedures described below, resulting in the blocking of Notes in the relevant Clearing System upon receipt, will be deemed to constitute the tender of Notes by such Holder. A defective electronic acceptance instruction (which defect is not waived by the Company) will not constitute a valid tender of Notes and will not entitle the Holder to the Total Consideration or the Purchase Price, as the case may be.

     The tender of Notes by a Holder will be deemed to have occurred upon receipt by the relevant Clearing System of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. Notwithstanding a Holder's valid tender of Notes, the Company will not be obliged to accept the Notes for payment unless the conditions to the Offer are satisfied or waived. No Consent and Letter of Transmittal need be executed in relation to this Offer.

     Holders should ensure that the relevant Clearing System has received instructions (with which that Clearing System has complied) to block such Notes in the securities account to which they are credited from and including the day on which the electronic acceptance is submitted so that no transfers may be effected in relation to such Notes at any time after such date. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Company and the Tender Agent shall be entitled to accept the submission of the electronic acceptance as deemed confirmation that such Notes have been so blocked. The Tender Agent shall require the relevant Clearing System to confirm in writing that such Notes have been blocked from the date of the submission of the electronic acceptance. In the event that the relevant Clearing System fails to do so, the Tender Agent shall inform the Company and the Company shall be entitled, but not obligated, to reject the relevant electronic acceptance.

     Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream, Luxembourg must contact their Custodian to arrange for their direct participant in Euroclear or Clearstream, Luxembourg, as the case may be, through which they hold Notes to submit the electronic acceptance and to give instruction to the relevant Clearing System to block the relevant Notes in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The beneficial owners of Notes that are held in the name of a Custodian should contact such entity sufficiently in advance of the Expiration Date, if they wish to accept the Offer, and ensure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

     Delivery of documents to Euroclear or Clearstream, Luxembourg in accordance with the relevant Clearing System's procedures does not constitute delivery to the Tender Agent. Direct participants in Euroclear or Clearstream, Luxembourg accepting the Offer must give authority to Euroclear or Clearstream, Luxembourg to disclose their identity to the Tender Agent.

     Holders accepting the Offer with respect to Notes should ensure that the relevant blocking instructions to Euroclear or Clearstream, Luxembourg can be allocated to the relevant electronic acceptance. For the avoidance of doubt, each electronic acceptance must have an individual, matching blocking instruction.

OTHER MATTERS

     Tenders of Notes pursuant to any of the procedures described above, and acceptance thereof by us for purchase, will constitute a binding agreement between us and the tendering Holder of such Notes, upon the terms and subject to the conditions of the Offer in effect on the date the Notes are accepted for payment.

     There are no guaranteed delivery provisions provided by the Company in conjunction with the Offer under the terms of this Offer or any of the other Offer Documents. Holders must tender their Notes in accordance with the procedures set forth under "Procedures for Tendering Notes and Delivering Consents."

     By tendering a Consent and Letter of Transmittal (or by tendering Notes through book-entry transfer) as set forth above, and subject to and effective upon acceptance for purchase of, and payment for, the Notes tendered therewith, a tendering Holder (i) irrevocably sells, assigns and transfers to or upon the order of us all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all other rights with respect to the Notes (including, without limitation, the tendering Holder's waiver of any existing or past defaults and their consequences in respect of the Notes and the Indenture under which the Notes were issued), (iii) releases and discharges us from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Tender Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC or other relevant Clearing System, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Notes for transfer on the relevant security register, and
(c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Tender Agent will have no rights to, or control over, funds from us, except as agent for the tendering Holders, for the Purchase Price, and accrued interest for any tendered Notes that are purchased by us).

     All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of Notes will be determined by us, in our sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of Notes will not be considered valid. We reserve the absolute right, in our sole discretion, to reject any or all tenders of Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Notes.

     Our interpretation of the terms and conditions of the Offer (including the instructions in the Consent and Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Notes must be cured within such time as we determine, unless waived by us. Tenders of Notes shall not be deemed to have been made until all defects and irregularities have been waived by us or cured. A defective tender (which defect is not waived by us) will not constitute a valid tender of the Notes. None of the Company, the Tender Agent, the Trustee, the Information Agent, the Dealer Managers or any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes, or will incur any liability to Holders for failure to give any such notice.

#

                WITHDRAWAL OF TENDERS, REVOCATION OF CONSENTS
                        AND ABSENCE OF APPRAISAL RIGHTS

     Notes tendered on or prior to the Consent Date may be withdrawn at any time on or prior to the Consent Date, but not thereafter; provided, however, that Consents delivered on or prior to the time at which the Supplemental Indenture relating to such series of Notes becomes effective may be revoked at any time prior to such Supplemental Indenture becoming effective. Notes tendered subsequent to the Consent Date and on or prior to the Expiration Date may not be withdrawn. However, if a Consent is revoked, the Holder will not be eligible to receive the Consent Payment for those Notes. Consents delivered after the Supplemental Indenture relating to such series of Notes becomes effective may not be revoked. A valid withdrawal of tendered Notes effected on or prior to the Consent Date will constitute the concurrent valid revocation of such Holder's related Consent.

     In the event the Offer is terminated by the Company, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC or other relevant Clearing System from which such Notes were delivered), and the Proposed Amendments contained in a Supplemental Indenture will not become operative. If the Offer is amended on or prior to the Consent Date in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Consent Date for a period deemed by the Company to be adequate to permit Holders of the Notes to tender or withdraw their Notes and deliver or revoke their Consents. In addition, the Company may, if it deems appropriate, extend the Consent Date for any other reason. If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least 10 business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Offer for any other reason.

     For a withdrawal of Notes tendered and the concurrent revocation of Consents delivered to be effective, (a) a written or facsimile transmission notice of withdrawal or revocation must be received by the Tender Agent at its address set forth on the back cover of this Offer to Purchase on or prior to the Consent Date or (b) a properly transmitted "Request Message" through ATOP (or through the applicable procedures of the relevant Clearing System) must be delivered on or prior to the Consent Date. Any such notice of withdrawal for Notes must (i) specify the name of the person who tendered the Notes to be withdrawn or to which the revocation of Consents relates, (ii) contain a description of the Notes to be withdrawn and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Consent and Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or the related Consent was given, or be accompanied by
(x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and/or revoking such Consent and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Tender Agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected. In order for a Consent to be revoked after the Consent Date, the Holder of the applicable Note must give written notice to the Trustee prior to the date on which the Supplemental Indenture with respect to such series of Notes becoming effective.

     The withdrawal of a tender of Notes (and the concurrent revocation of the Consent) may also be effected through a properly transmitted "Request Message" through ATOP (or through the applicable procedures of the relevant Clearing System) received by the Tender Agent at any time on or prior to the Consent Date.

     Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Offer and will constitute the concurrent valid revocation of that Holder's Consent. Any valid revocation of a Consent prior to the Consent Date will be deemed a withdrawal of the related Notes previously tendered pursuant to the Offer. Any permitted withdrawal of Notes and revocation of Consents may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered and any Consents revoked will be deemed not validly delivered for purposes of the Offer; provided, however, that validly withdrawn Notes may be re-tendered and revoked Consents may be re-delivered by again following one of the appropriate procedures described herein at any time on or prior to the Expiration Date.

     If the Company extends the Offer or is delayed in its acceptance for purchase of Notes or is unable to purchase Notes pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may be retained by the Tender Agent on behalf of the Company and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided herein.

     ALL QUESTIONS AS TO THE VALIDITY, FORM AND ELIGIBILITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL OF NOTES AND REVOCATION OF CONSENTS WILL BE DETERMINED BY THE COMPANY, IN THE COMPANY'S SOLE DISCRETION (WHOSE DETERMINATION SHALL BE FINAL AND BINDING). NONE OF THE COMPANY, THE TENDER AGENT, THE DEALER MANAGERS, THE INFORMATION AGENT, THE TRUSTEE OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR REVOCATION OF CONSENTS, OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

     The Notes are our debt obligations and are governed by the Indentures. There are no appraisal or other similar statutory rights available to Holders in connection with the Offer.

                            CONDITIONS TO THE OFFER

     Notwithstanding any other provision of the Offer, we will not be required to accept for purchase, or to pay for, Notes tendered pursuant to the Offer and may terminate, extend or amend the Offer and may (subject to Rule 14e-1(c) under the Exchange Act, that requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the Holders thereof promptly after the termination or withdrawal of a tender offer) postpone the acceptance for purchase of, and payment for, Notes so tendered if the General Conditions have not been satisfied on or prior to the Expiration Date. We will not be required to pay the Purchase Price or the Total Consideration in connection with the Offer unless we shall have accepted the Notes for purchase pursuant to the Offer.

     All the General Conditions shall be deemed to be satisfied on the Settlement Date, unless any of the following conditions shall occur on or after the date of this Offer and on or prior to such Settlement Date:

     (i) An event or action shall have occurred or been threatened or taken, or a statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable with respect to the Company or the Offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, that challenges the legality or validity of the Offer, or could otherwise adversely affect in any material manner the Offer, as contemplated by this Offer to Purchase;

     (ii) The Company shall have determined that anything could prohibit or delay any Offer from being consummated in the manner contemplated in this Offer to Purchase or impair its anticipated benefits or any Offer;

     (iii) There shall have occurred any development which would, in our reasonable judgment, materially adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company, its subsidiaries or its affiliates;

     (iv) The Trustee under the Indentures shall have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the consummation of the Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the Offer or the acceptance of, or payment for, the Notes; or

     (v) There shall have occurred (a) any general suspension of, or limitation on prices for, trading in the United States securities or financial markets, (b) any significant change in the price of the Notes which is adverse to the Company or any of its affiliates, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (f) there is (i) an outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of a national emergency or war by the United States or (ii) any other calamity or crisis or any change in political, financial or economic conditions, if the effect of any such event in (i) or (ii), in our sole judgment, makes it impracticable or inadvisable to proceed with the Offer, or
(g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

     The conditions to the Offer are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to such conditions or may be waived by the Company, in whole or in part, in its sole discretion, whether or not any other condition of the Offer also is waived. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section shall be final and binding upon all Holders.

     ALTHOUGH WE HAVE NO PRESENT PLANS OR ARRANGEMENTS TO DO SO, WE RESERVE THE RIGHT TO AMEND, AT ANY TIME, THE TERMS OF THE OFFER. WE WILL GIVE HOLDERS NOTICE OF SUCH AMENDMENTS AS MAY BE REQUIRED BY APPLICABLE LAW.

                        MARKET AND TRADING INFORMATION

     The 9.50% Notes, the 9.25% Notes, the 6.25% Euro Notes and the 6.25% Dollar Notes are listed for trading on the Luxembourg Stock Exchange. To the extent that the Notes are traded, prices of the Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. Holders are urged to obtain current information with respect to the market prices for the Notes.

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material United States federal income tax consequences of the Tender Offer and the Solicitation to U.S. Holders. This discussion is a summary for general information purposes only and does not consider all aspects of federal income taxation which may be relevant to particular U.S. Holders in light of their individual circumstances or to certain types of U.S. Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, persons that hold Notes as part of a "straddle," a "hedge" or a "conversion transaction," persons that acquire Notes in connection with employment or other performance of services, U.S. persons that have a functional currency other than the U.S. dollar, partnerships and other pass-through entities and investors in pass-through entities), nor does it address state, local or foreign tax considerations or U.S. federal tax considerations other than income taxation. This summary assumes that U.S. Holders have held their Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. There can be no assurance that the Internal Revenue Service ("IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Tender Offer or the Solicitation.

     For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Notes that for federal income tax purposes is: (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws; (ii) a corporation or other entity treated as a corporation for federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, unless otherwise provided by Treasury regulations; (iii) an estate the income of which is subject to federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect to be treated as a U.S. person. If a partnership holds a Note, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you are urged to consult your tax advisor.

     CONSEQUENCES TO TENDERING U.S. HOLDERS

     Sale of a Note. The receipt of cash by a U.S. Holder in exchange for a Note will be a taxable transaction for federal income tax purposes. Subject to the market discount rules and, in the case of Notes denominated in euros, the foreign currency exchange gain or loss rules, discussed below, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received (including the Consent Payment but other than amounts attributable to accrued but unpaid interest, if any), and
(ii) the U.S. Holder's adjusted tax basis in the Note (not including any basis attributable to accrued but unpaid interest, if any). Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of such sale. Non-corporate taxpayers are generally subject to reduced rates of federal income taxation on net long-term capital gains.

The deductibility of capital losses is subject to certain limitations. The cash received attributable to accrued but unpaid interest that has not yet been included in the U.S. Holder's income will be taxable as ordinary income.

     Currency Exchange Gain or Loss. Gain or loss on the sale of a Note denominated in euros that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterized as principal exchange gain or loss. Principal exchange gain or loss will generally equal the difference between the U.S. dollar value of the issue price of the Note in euros determined using the spot exchange rate on the date of the sale, exchange or retirement, and the U.S. dollar value of the issue price of the
Note in euros determined using the spot exchange rate on the date the U.S. Holder acquired the note. Such gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale of the Note, and will generally be treated as ordinary income or loss from sources within the U.S. for U.S. federal income tax purposes.

     Market Discount. A Note has "market discount" if its stated principal amount exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition, unless a statutorily defined de minimis exception applies. Gain recognized by a U.S. Holder with respect to a Note acquired with market discount will generally be subject to tax as ordinary income to the extent of the market discount accrued during the period the Note was held by such U.S. Holder. This rule will not apply to a U.S. Holder who previously had elected to include market discount in income as it accrued for federal income tax purposes.

     Treatment of Consent Payment to Tendering U.S. Holders. Although there is no authority directly addressing the U.S. federal income tax consequences of the receipt of Consent Payments, the Consent Payments should be treated for U.S. federal income tax purposes as either (i) additional consideration in exchange for the tendered Notes, in which case such amounts would be taken into account in determining the amount of gain or loss on the exchange (see "-Sale of a Note") or (ii) separate consideration for validly tendering before the Consent Date. The Company intends to treat the Consent Payment as additional consideration received in exchange for tendered Notes. There can be no assurance, however, that the IRS will not attempt to treat the receipt of the Consent Payment as the receipt of separate consideration for validly tendering before the Consent Date. Holders are encouraged to consult their own tax advisors as to the proper treatment of the Consent Payments.

     CONSEQUENCES TO NON-TENDERING U.S. HOLDERS

     Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized (a "Deemed Exchange") if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. A modification of a debt instrument that is not a "significant modification" does not create a Deemed Exchange.

     Based on our expectations that the modifications will not be economically significant, although the matter is not free from doubt, if we consummate the Offer and the Proposed Amendments become operative, the modification of the Indentures pursuant to the amendments should not cause a Deemed Exchange of the Notes because the amendments do not constitute a significant modification to the terms of the Notes for U.S. federal income tax purposes as defined in Treasury Regulation section 1.1001-3. Accordingly, a U.S. Holder who did not tender its Notes will not recognize any income, gain or loss, for U.S. federal income tax purposes, upon the adoption of the Proposed Amendments and will have the same adjusted tax basis, holding period and accrued market discount, if any, in the Notes after the adoption of the amendments that such U.S. Holder had in the Notes immediately before such adoption.

     BACKUP WITHHOLDING

     A U.S. Holder may be subject to backup withholding with respect to the receipt of cash in exchange for a Note unless the U.S. Holder provides us a correct Taxpayer Identification Number ("TIN") and certifies that the U.S. Holder is a U.S. person, the TIN is correct (or that the U.S. Holder is awaiting a TIN) and the U.S. Holder either (a) is exempt from backup withholding, (b) has not been informed by the IRS that backup withholding is required due to underreporting of interest and dividends from payments made to the U.S. Holder or (c) has been informed by the IRS that backup withholding is no longer required. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. Any amount paid as backup withholding would be creditable against the U.S. Holder's federal income tax liability, provided that the requisite information is provided to the IRS.

     THE ABOVE SUMMARY OF MATERIAL TAX CONSIDERATIONS IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. ALL U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX

ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE TENDER OF NOTES PURSUANT TO THE TENDER OFFER.

              DEALER MANAGERS; INFORMATION AGENT AND TENDER AGENT

     We have retained Banc of America Securities LLC and J.P. Morgan Securities Inc. to act as the Dealer Managers for the Offer. In their capacity as such, the Dealer Managers may contact Holders regarding the Offer and may request Custodians to forward this Offer to Purchase and related materials to beneficial owners of Notes.

     At any given time, the Dealer Managers may trade the Notes and other of our securities for its own accounts, or for the accounts of its customers, and accordingly, may hold a long or short position in the Notes or those securities. The Dealer Managers are not obligated to make a market in the Notes.

     We have agreed to reimburse the Dealer Managers for their reasonable out-of- pocket expenses for their services as Dealer Managers in connection with the Offer. We also have agreed to indemnify the Dealer Managers and their affiliates against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the Offer.

     The Dealer Managers or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business.

     Global Bondholder Services Corporation has been appointed the Information Agent with respect to the Offer. We will pay the Information Agent customary fees for its services and reimburse the Information Agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Information Agent for certain liabilities. Requests for additional copies of documentation may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. The Bank of New York has also been appointed the Tender Agent for the Offer. All deliveries and correspondence sent to the Tender Agent should be directed to one of the addresses set forth on the back cover of this Offer to Purchase. We will pay the Tender Agent customary fees for its services and reimburse the Tender Agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Tender Agent for certain liabilities.

     In connection with the Offer, directors and officers of the Company and its respective affiliates may solicit tenders or Consents by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. Members of the Board and officers of the Company will not be specifically compensated for these services. We will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Notes and in handling or forwarding tenders of Notes or Consents by their customers.

                                 MISCELLANEOUS

     The Tender Offer and the Solicitation are not being made to (nor will tenders of Notes or delivery of Consents be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Tender Offer or the Solicitation would not be in compliance with the laws of such jurisdiction. However, we, in our sole discretion, may take such action as we may deem necessary to make or extend the Tender Offer or the Solicitation in any such jurisdiction.

     No person has been authorized to give any information or make any representation on our behalf that is not contained in this Offer to Purchase or in the Consent and Letter of Transmittal and, if given or made, such information or representation should not be relied upon.



                                                         VIVENDI UNIVERSAL S.A.

                   THE TENDER AGENT FOR THE TENDER OFFER IS:

     THE BANK OF NEW YORK, LONDON BRANCH     THE BANK OF NEW YORK, NEW YORK
              30 Cannon Street                     101 Barclay Street
               London EC4 M6XH                 New York, New York 10286
     Julie McCarthy +44 (0)207- 964-6513             Duong Nguyen
     Amanda Smith +44 (0)207-964-7235              (212)-815-3687


             THE LUXEMBOURG TENDER AGENT FOR THE TENDER OFFER IS:

                    THE BANK OF NEW YORK (LUXEMBOURG) S.A.
                                Aerogolf Center
                                 1A Hoehenhof
                             L-1736 Senningerberg
                                  Luxembourg
                              +44 (0)207-964-6386

     Any questions or requests for assistance may be directed to the Dealer Managers or the Information Agent at the addresses and telephone numbers set forth below. Requests for additional copies of the Offer Documents may be directed to the Information Agent. Beneficial owners may also contact their Custodian for assistance concerning the Tender Offer.

                THE INFORMATION AGENT FOR THE TENDER OFFER IS:

                    GLOBAL BONDHOLDER SERVICES CORPORATION


       65 Broadway - Suite 704                     Ambassador House
       New York, New York 10006                 2 White Kenneth Street
       Attn: Corporate Actions                  London, E1 7BS England

   Banks and Brokers call: (212) 430-3774    Inside the UK: (020) 7864 9136
       Toll free (866) 470-4500            Outside the UK: +44 (0)20 7864 9136


                 THE DEALER MANAGERS FOR THE TENDER OFFER ARE:


  BANC OF AMERICA SECURITIES LLC                     J.P. MORGAN SECURITIES INC.
214 North Tryon Street, 17th Floor                         270 Park Avenue
 Charlotte, North Carolina  28255                      New York, NY 10017 USA
Attn: High Yield Special Products Attn:          Alykhan Lalani, Liability Management Group
+1 (888) 292-0070 (U.S. Toll Free)               U.S. Toll free: +1 (866) 834-4666
   +1 (212) 847-5834 (Collect)                         Tel: +1 (212) 834-4802
                                                                 or
                                                     J.P. MORGAN SECURITIES LTD.
                                                           125 London Wall
                                                           London EC2Y 5AJ
                                                           United Kingdom
                                             Attn: John Cavanagh, Liability Management Group
                                                      Tel: +44 (0) 207-7742-7506


                                                                        ANNEX A
                                                           TO OFFER TO PURCHASE



                       SUPPLEMENTAL INDENTURE AND WAIVER

     THIS SUPPLEMENTAL INDENTURE AND WAIVER (this "Supplemental Indenture") is made as of June , 2004, between Vivendi Universal S.A., a French soci{e'}t{e'} anonyme (the "Company"), and The Bank of New York, as trustee (the "Trustee"). Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture.

                            RECITALS OF THE COMPANY

     The Company and the Trustee have heretofore executed and delivered an Indenture dated as of April 8, 2003, as amended as of November 21, 2003 (the "Indenture"), pursuant to which the Company has heretofore issued its 9.25% Senior Notes due April 8, 2010, in the principal amount of $935,000,000 (the "Dollar Notes"), and its 9.50% Senior Notes due April 8, 2010, in the principal amount of &325,000,000 (the "Euro Notes" and, collectively, the "Notes" and each a "series" of Notes). The Company desires to amend or eliminate certain provisions of the Indenture as hereinafter set forth.

     Pursuant to its Offer to Purchase and Consent Solicitation, dated May 25, 2004 (the "Offer to Purchase"), the Company commenced a tender offer (as amended from time to time, the "Tender Offer") for aggregate cash consideration not to exceed &1,000,000,000 for any and all of its outstanding Notes and to solicit consents (as amended from time to time, the "Solicitation") from the Holders of the Notes to certain amendments to the Indenture and to waive compliance with Section 4.17 of the Indenture with respect to the Tender Offer and the Solicitation (the "Proposed Amendments and Waiver").

     Section 9.02 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture, and compliance with any provision of the Indenture may be waived, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (in each case, as determined in accordance with Section 2.08 of the Indenture) of the affected series.

     Pursuant to the Tender Offer and Solicitation, the Holders of at least a majority in principal amount of each of the Notes then outstanding (as determined in accordance with Section 2.08 of the Indenture) have duly consented to the Proposed Amendments and Waiver, as such Proposed Amendments and Waiver are described in the Offer to Purchase.

            All acts and things necessary to amend the Indenture and to make this Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.

            NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee as follows:

                                  ARTICLE I

                             AMENDMENTS AND WAIVER

     SECTION 1.01. Modification of Covenants.

     Each of the following sections of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted":


Section 4.02  Maintenance of Office or Agency
Section 4.03  Reports
Section 4.04  Compliance Certificate
Section 4.05  Taxes
Section 4.06  Stay, Extension and Usury Laws
Section 4.07  Restricted Payments
Section 4.08  Dividend and Other Payment Restrictions Affecting Subsidiaries
Section 4.09  Incurrence of Indebtedness and Issuance of Preferred Stock
Section 4.10  Asset Sales
Section 4.11  Transactions with Affiliates
Section 4.12  Liens
Section 4.13  Business Activities
Section 4.14  Corporate Existence
Section 4.15  Offer to Repurchase Upon Change of Control
Section 4.16  Limitation on Sale and Leaseback Transactions
Section 4.17  Payment for Consents
Section 4.18  Designation of Restricted and Unrestricted Subsidiaries
Section 4.19  Limitation on Guarantees of Indebtedness by Restricted Subsidiaries
Section 4.20  Anti Layering
Section 5.01  Merger, Consolidation, or Sale of Assets
Section 5.02  Successor Corporation Substituted

     SECTION 1.02. Modification of Events of Default.

     Section 6.01(a) of the Indenture is hereby amended and restated in its entirety as follows:

"Section 6.01  Events of Default.

     (a) Each of the following is an "Event of Default":

          (1) the Company defaults for 30 days in the payment when due of interest on, or Special Interest with respect to, the Notes; and

          (2) the Company defaults in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes."

     SECTION 1.03. Deletion of Certain References and Certain Definitions.

     (a) Notwithstanding any provision in the Indenture to the contrary, each and every cross-reference in the Indenture to a section or provision that is deleted pursuant to this Supplemental Indenture shall be deleted from the Indenture and shall be of no force or effect.

     (b) Notwithstanding any provision in the Indenture to the contrary, the definition in the Indenture of each capitalized term which occurs only within a section or provision that is deleted pursuant to this Supplemental Indenture shall be deleted from the Indenture and shall be of no force or effect.

     SECTION 1.04 Waiver.

     The application of Section 4.17 of the Indenture to the Tender Offer and the Solicitation is hereby waived.

                                  ARTICLE II

                                EFFECTIVE TIME

     SECTION 2.01 Effective Time of Amendments to Indenture.

     The amendments to the Indenture set forth in Article I of this Supplemental Indenture shall only become effective upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee; provided, however, the Company will continue to comply with and be subject to the provisions of the Indenture deleted or modified by Article I of this Supplemental Indenture (as such provisions exist in the Indenture prior to the effectiveness of this Supplemental Indenture) until the deposit for payment for the Notes with The Bank of New York, as Tender Agent, in accordance with the terms of the Tender Offer and the Solicitation; provided, further, that the provisions of Article I of this Supplemental Indenture shall automatically become null and void if (a) less than all Notes validly tendered and not withdrawn are purchased pursuant to the Tender Offer or (b) the Tender Offer is terminated.

                                  ARTICLE III

                                 MISCELLANEOUS

            SECTION 3.01      Execution as Supplemental Indenture.

            This Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture shall form a part of the Indenture. Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

     Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

     SECTION 3.02 Responsibility for Recitals.

     The recitals herein shall be taken as statements of the Company, and the Trustee assumes no responsibility for the correctness thereof.

     SECTION 3.03 Successors and Assigns.

     All the covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.

     SECTION 3.04 Governing Law.

     This Supplemental Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the state of New York.

     SECTION 3.05 Conflicts.

     In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

     SECTION 3.06 Counterparts.

     This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

            IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

                                          VIVENDI UNIVERSAL S.A.



                                        By:_____________________
                                           Name:
                                           Title:



                                            THE BANK OF NEW YORK
                                            as Trustee



                                        By:_____________________
                                           Name:
                                           Title:

                                                                        ANNEX B
                                                           TO OFFER TO PURCHASE




                       SUPPLEMENTAL INDENTURE AND WAIVER

     THIS SUPPLEMENTAL INDENTURE AND WAIVER (this "Supplemental Indenture") is made as of June , 2004, between Vivendi Universal S.A., a French soci{e'}t{e'} anonyme (the "Company"), and The Bank of New York, as trustee (the "Trustee"). Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture.

                            RECITALS OF THE COMPANY

     The Company and the Trustee have heretofore executed and delivered an Indenture dated as of July 10, 2003, as amended as of November 21, 2003 (the "Indenture"), pursuant to which the Company has heretofore issued its 6.25% Senior Notes due July 15, 2008, in the principal amount of $975,000,000 (the "Dollar Notes"), and its 6.25% Senior Notes due July 15, 2008, in the principal amount of &500,000,000 (the "Euro Notes" and, collectively, the "Notes" and each a "series" of Notes). The Company desires to amend or eliminate certain provisions of the Indenture as hereinafter set forth.

     Pursuant to its Offer to Purchase and Consent Solicitation, dated May 25, 2004 (the "Offer to Purchase"), the Company commenced a tender offer (as amended from time to time, the "Tender Offer") for aggregate cash consideration not to exceed &1,000,000,000 for any and all of its outstanding Notes and to solicit consents (as amended from time to time, the "Solicitation") from the Holders of the Notes to certain amendments to the Indenture and to waive compliance with Section 4.17 of the Indenture with respect to the Tender Offer and the Solicitation (the "Proposed Amendments and Waiver").

     Section 9.02 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture, and compliance with any provision of the Indenture may be waived, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (in each case, as determined in accordance with Section 2.08 of the Indenture) of the affected series.

     Pursuant to the Tender Offer and Solicitation, the Holders of at least a majority in principal amount of the Notes then outstanding (as determined in accordance with Section 2.08 of the Indenture) have duly consented to the Proposed Amendments and Waiver, as such Proposed Amendments and Waiver are described in the Offer to Purchase.

            All acts and things necessary to amend the Indenture and to make this Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.

            NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee as follows:

                                   ARTICLE I

                             AMENDMENTS AND WAIVER

     SECTION 1.01. Modification of Covenants.

     Each of the following sections of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted":


Section 4.02  Maintenance of Office or Agency
Section 4.03  Reports
Section 4.04  Compliance Certificate
Section 4.05  Taxes
Section 4.06  Stay, Extension and Usury Laws
Section 4.07  Restricted Payments
Section 4.08  Dividend and Other Payment Restrictions Affecting Subsidiaries
Section 4.09  Incurrence of Indebtedness and Issuance of Preferred Stock
Section 4.10  Asset Sales
Section 4.11  Transactions with Affiliates
Section 4.12  Liens
Section 4.13  Business Activities
Section 4.14  Corporate Existence
Section 4.15  Offer to Repurchase Upon Change of Control
Section 4.16  Limitation on Sale and Leaseback Transactions
Section 4.17  Payment for Consents
Section 4.18  Designation of Restricted and Unrestricted Subsidiaries
Section 4.19  Limitation on Guarantees of Indebtedness by Restricted Subsidiaries
Section 4.20  Anti Layering
Section 5.01  Merger, Consolidation, or Sale of Assets
Section 5.02S  uccessor Corporation Substituted

     SECTION 1.02. Modification of Events of Default.

     Section 6.01(a) of the Indenture is hereby amended and restated in its entirety as follows:

"Section 6.01Events of Default.

     (a) Each of the following is an "Event of Default":

          (1) the Company defaults for 30 days in the payment when due of interest on, or Special Interest with respect to, the Notes; and

          (2) the Company defaults in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes."

     SECTION 1.03. Deletion of Certain References and Certain Definitions.

     (a) Notwithstanding any provision in the Indenture to the contrary, each and every cross-reference in the Indenture to a section or provision that is deleted pursuant to this Supplemental Indenture shall be deleted from the Indenture and shall be of no force or effect.

     (b) Notwithstanding any provision in the Indenture to the contrary, the definition in the Indenture of each capitalized term which occurs only within a section or provision that is deleted pursuant to this Supplemental Indenture shall be deleted from the Indenture and shall be of no force or effect.

     SECTION 1.04 Waiver.

     The application of Section 4.17 of the Indenture to the Tender Offer and the Solicitation is hereby waived.

                                  ARTICLE II

                                EFFECTIVE TIME

     SECTION 2.01 Effective Time of Amendments to Indenture.

     The amendments to the Indenture set forth in Article I of this Supplemental Indenture shall only become effective upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee; provided, however, the Company will continue to comply with and be subject to the provisions of the Indenture deleted or modified by Article I of this Supplemental Indenture (as such provisions exist in the Indenture prior to the effectiveness of this Supplemental Indenture) until the deposit for payment for the Notes with The Bank of New York, as Tender Agent, in accordance with the terms of the Tender Offer and the Solicitation; provided, further, that the provisions of Article I of this Supplemental Indenture shall automatically become null and void if (a) less than all Notes validly tendered and not withdrawn are purchased pursuant to the Tender Offer or (b) the Tender Offer is terminated.

                                  ARTICLE III

                                 MISCELLANEOUS

     SECTION 3.01 Execution as Supplemental Indenture.

     This Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture shall form a part of the Indenture. Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

     Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

     SECTION 3.02 Responsibility for Recitals.

     The recitals herein shall be taken as statements of the Company, and the Trustee assumes no responsibility for the correctness thereof.

     SECTION 3.03 Successors and Assigns.

     All the covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.

     SECTION 3.04 Governing Law.

     This Supplemental Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the state of New York.

     SECTION 3.05 Conflicts.

     In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

     SECTION 3.06 Counterparts.

     This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

            IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

                                           VIVENDI UNIVERSAL S.A.


                                           By:_____________________
                                              Name:
                                              Title:




                                           THE BANK OF NEW YORK
                                           as Trustee

                                           By:_____________________
                                              Name:
                                              Title: